                     SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C. 20549

                                SCHEDULE 13D
                  Under the Securities Exchange Act of 1934
                              (Amendment No. 3)

                              SCAN-OPTICS, INC.
                        ----------------------------
                              (Name of Issuer)

                        Common Stock, par value $.02
                    ------------------------------------
                       (Title of Class of Securities)

                                  805894102
                        ----------------------------
                               (CUSIP Number)

                              Walter J. Schloss
                  Walter & Edwin Schloss Associates, L.P.*
                            52 Vanderbilt Avenue
                          New York, New York 10017
                               (212) 370-1844
                        ----------------------------
                     (Name, Address and Telephone Number
                       of Person Authorized to Receive
                         Notices and Communications)

                              February 4, 1997
                        ----------------------------
                    (Date of Event Which Requires Filing
                             of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


--------
*   formerly known as Walter J. Schloss Associates

CUSIP NO. 805904102
          ---------
------------------------------------------------------------------------------------------------------
1)       Name of Reporting Person                               Walter & Edwin Schloss
         S.S. or I.R.S. Identifica-                             Associates, L.P.
         tion No. of Above Person                               Employer I.D. No. 13-6065556
------------------------------------------------------------------------------------------------------

2)       Check the Appropriate Box                              (a)
         if a Member of a Group                                    -----------------------------------
         (See Instructions)                                     (b)            X
                                                                   -----------------------------------
------------------------------------------------------------------------------------------------------

3)       SEC Use Only
------------------------------------------------------------------------------------------------------

4)       Source of Funds (See
         Instructions)                                                         WC
------------------------------------------------------------------------------------------------------

5)       Check if Disclosure of Legal
         Proceedings is Required Pur-
         suant to Items 2(d) or 2(e)
------------------------------------------------------------------------------------------------------

6)       Citizenship or Place of                                               Delaware
         Organization
------------------------------------------------------------------------------------------------------

                               (7)     Sole Voting Power                       791,600 shares
Number of                     ------------------------------------------------------------------------
Shares Bene-                   (8)     Shared Voting
 ficially                              Power                                   -0-
Owned by                      ------------------------------------------------------------------------
Each Report-                   (9)     Sole Dispositive
 ing Person                            Power                                   791,600 shares
With                          ------------------------------------------------------------------------
                              (10)     Shared Dispositive
                                       Power                                   -0-
                              ------------------------------------------------------------------------
11)      Aggregate Amount Beneficially
         Owned by Each Reporting Person                                        791,600 shares
------------------------------------------------------------------------------------------------------
12)      Check if the Aggregate Amount
         in Row (11) Excludes Certain
         Shares (See Instructions)
------------------------------------------------------------------------------------------------------

13)      Percent of Class Represented
         by Amount in Row (11)                                                 12.1%(1)
------------------------------------------------------------------------------------------------------

14)      Type of Reporting Person (See
         Instructions)                                                         PN
------------------------------------------------------------------------------------------------------

--------------------------
(1) Based on total outstanding shares of 6,533,230 of Common Stock, $.02 par value ("Common Stock") as reported in the Company's unaudited Consolidated Statement of Operations for the quarter ended September 30, 1996.



                               Page 2 of 8 Pages

CUSIP NO. 805894102
          ---------
------------------------------------------------------------------------------------------------------
1)       Name of Reporting Person                               Walter J. Schloss
         S.S. or I.R.S. Identifica-                             Soc. Sec. No. ###-##-####
         tion No. of Above Person
------------------------------------------------------------------------------------------------------
2)       Check the Appropriate Box                              (a)
         if a Member of a Group                                    -----------------------------------
         (See Instructions)                                     (b)           X
                                                                   -----------------------------------
------------------------------------------------------------------------------------------------------

3)       SEC Use Only
------------------------------------------------------------------------------------------------------
4)       Source of Funds (See
         Instructions)                                                        PF
------------------------------------------------------------------------------------------------------
5)       Check if Disclosure of Legal
         Proceedings is Required Pur-
         suant to Items 2(d) or 2(e)
------------------------------------------------------------------------------------------------------
6)       Citizenship or Place of
         Organization                                                         United States
------------------------------------------------------------------------------------------------------

                               (7)     Sole Voting Power                      17,000  shares
Number of                     -------------------------------------------------------------------------
Shares Bene-                   (8)     Shared Voting
 ficially                              Power                                  791,600 shares        (1)
Owned by                      -------------------------------------------------------------------------
Each Report-                   (9)     Sole Dispositive
 ing Person                            Power                                  17,000 shares
With                          -------------------------------------------------------------------------
                              (10)     Shared Dispositive
                                       Power                                  828,600 shares(1,2)
------------------------------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially
         Owned by Each Reporting Person                                       808,600 shares(1)
-------------------------------------------------------------------------------------------------------
12)      Check if the Aggregate Amount
         in Row (11) Excludes Certain
         Shares (See Instructions)                                            X
------------------------------------------------------------------------------------------------------

13)      Percent of Class Represented
         by Amount in Row (11)                                                12.4%
------------------------------------------------------------------------------------------------------

14)      Type of Reporting Person (See
         Instructions)                                                        IN
------------------------------------------------------------------------------------------------------

----------------------------
(1) Includes 791,600 shares owned by Walter & Edwin Schloss Associates, L.P. ("Associates"), of which Schloss Management Company ("Management") is the general partner. Walter J. Schloss is one of the general partners of Management. By reason of his capacity as general partner of Management, Walter J. Schloss may be deemed to have shared dispositive power and shared voting power of such shares.

(2) Includes 20,000 shares held in accounts of clients of Walter Schloss, with respect to which he may from time to time possess certain indicia of investment discretion, but as to which he has no voting power and he disclaims beneficial ownership.




                               Page 3 of 8 Pages

CUSIP NO. 805894102
          ---------
------------------------------------------------------------------------------------------------------
1)       Name of Reporting Person                               Edwin W. Schloss
         S.S. or I.R.S. Identifica-                             Soc. Sec. No. ###-##-####
         tion No. of Above Person
------------------------------------------------------------------------------------------------------

2)       Check the Appropriate Box                              (a)
         if a Member of a Group                                    -----------------------------------
         (See Instructions)                                     (b)             X
                                                                   -----------------------------------
------------------------------------------------------------------------------------------------------

3)       SEC Use Only
------------------------------------------------------------------------------------------------------

4)       Source of Funds (See
         Instructions)                                                          PF
------------------------------------------------------------------------------------------------------

5)       Check if Disclosure of Legal
         Proceedings is Required Pur-
         suant to Items 2(d) or 2(e)
------------------------------------------------------------------------------------------------------

6)       Citizenship or Place of                                                United States
         Organization
------------------------------------------------------------------------------------------------------

                               (7)     Sole Voting Power                        44,200 shares
Number of                     ------------------------------------------------------------------------
Shares Bene-                   (8)     Shared Voting
 ficially                              Power                                    835,800 shares(1)
Owned by                      ------------------------------------------------------------------------
Each Report-                   (9)     Sole Dispositive
 ing Person                            Power                                    44,200 shares
With                          ------------------------------------------------------------------------
                              (10)     Shared Dispositive
                                       Power                                    835,800 shares(1)
------------------------------------------------------------------------------------------------------

11)      Aggregate Amount Beneficially
         Owned by Each Reporting Person                                         835,800 shares(1)
-------------------------------------------------------------------------------------------------------
12)      Check if the Aggregate Amount
         in Row (11) Excludes Certain
         Shares (See Instructions)                                              X
------------------------------------------------------------------------------------------------------

13)      Percent of Class Represented
         by Amount in Row (11)                                                  12.8%
------------------------------------------------------------------------------------------------------

14)      Type of Reporting Person (See
         Instructions)                                                          IN
------------------------------------------------------------------------------------------------------

-----------------------------
(1) Includes 791,600 shares owned by Associates of which Management is the general partner. Edwin W. Schloss is one of the general partners of Management. By reason of his capacity as general partner of Management, Edwin W. Schloss may be deemed to have shared dispositive power and shared voting power of such shares.



                               Page 4 of 8 Pages

                             INTRODUCTORY STATEMENT


              On September 8, 1989, there was filed with the Securities and Exchange Commission a Statement on Schedule 13D (the "Original Statement") relating to shares of Common Stock, par value $.02 per share (the "Common Stock"), of Scan-Optics, Inc. (the "Company"), beneficially owned by Walter & Edwin Schloss Associates, L.P. (formerly known as Walter J. Schloss Associates) ("Associates"), Walter J. Schloss and Edwin W. Schloss. Associates, Walter J. Schloss and Edwin W. Schloss filed Amendment No. 1 to the Original Statement ("Amendment No. 1") on May 24, 1994, and Amendment No. 2 to the Original Statement on December 22, 1995 ("Amendment No. 2"; the Original Statement, Amendment No. 1 and Amendment No. 2 are collectively referred to as the "Statement"). All capitalized terms used herein and not otherwise defined herein shall have the same respective meanings as used in the Statement.

              This Amendment No. 3 is being filed to report the disposition by Associates of shares of Common Stock of the Company. The Statement is hereby amended as follows:


Item 5.       Interest in Securities of the Issuer.

              Item 5 of the Statement is hereby amended and restated as follows:

              (a) As of the date hereof, Associates beneficially owns directly 791,600 shares of Common Stock (the "Partnership Shares"), which constitutes approximately 12.1% of the outstanding shares of Common Stock of the Company. Walter J. Schloss and Edwin W. Schloss are general partners of Management, the general partner of Associates. Walter J. Schloss has a 12.5% interest in the profits of Associates due to his general partner interest and a 12.761% interest in the profits of Associates due to his limited partnership interests in Associates. Therefore, Walter J. Schloss has a 25.261% pecuniary interest in such shares. Edwin Schloss has a 12.5% interest in the profits of Associates due to his general partner interest and a 1.576% interest in the profits of Associates due to his limited partnership interests in Associates. Therefore, Edwin Schloss has a 14.076% pecuniary interest in such shares.

              As of the date hereof, and subject to the limitations of his pecuniary interest in such shares as described above, Walter J. Schloss beneficially owns 808,600 shares (including the shares owned by Associates) of Common Stock, which constitutes approximately 12.4% of the outstanding shares of Common Stock.

              As of the date hereof, and subject to the limitations of his pecuniary interest in such shares as described above, Edwin W. Schloss beneficially owns 835,800 shares (including



                               Page 5 of 8 Pages
the shares owned by Associates) of Common Stock, which constitutes approximately 12.8% of the outstanding shares of Common Stock.

              In addition, Walter J. Schloss and Edwin Schloss provide investment advice in the ordinary course of business to clients. Walter J. Schloss and Edwin W. Schloss may, at any given time or from time to time, possess certain indicia of investment discretion with respect to shares of Common Stock held in the accounts of their respective clients, but as to which neither Walter J. Schloss nor Edwin W. Schloss have any voting powers. The filing of this Statement should not be deemed an admission that either Walter
J. Schloss or Edwin W. Schloss was the beneficial owner of the shares of Common Stock held in said client accounts.

              (b) Associates has sole power to vote and dispose of the Partnership Shares, except that Walter J. Schloss and Edwin W. Schloss, solely by reason of their positions as general partners of Management, the general partner of Associates, may be deemed to have shared power to vote and dispose of the Partnership Shares.

              Walter J. Schloss and Edwin W. Schloss each have sole power to vote and dispose of the shares of Common Stock beneficially owned directly by them.

              (c) Information with respect to all transactions in Common Stock effected by Associates during the period beginning 60 days prior to the date hereof are as follows:


            DATE               SHARES SOLD       PER SHARE PRICE
           1/10/97                1,400                $7.50
           1/13/97               60,000                $8.07
           2/3/97                 2,000                $8.00
           2/4/97                11,000                $8.295

All such transactions were open market transactions, and Associates paid normal and customary brokerage commissions in connection with such transactions..

              (d) To the best knowledge of Associates, no person other than Associates has the right to receive or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the Partnership Shares, except that Walter J. Schloss and Edwin W. Schloss may be deemed to have such rights and powers solely by reason of being general partners of Management, the general partner of Associates.

              To the best knowledge of Walter J. Schloss and Edwin W. Schloss, respectively, each person maintaining an investment advisory account with him has the sole right to receive or




                              Page 6 of 8 Pages
the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock held in said person's account.

              (e)   Not Applicable.




                              Page 7 of 8 Pages

                                   SIGNATURE


              After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                   /S/ WALTER J. SCHLOSS
                                   ---------------------------------------
                                   Walter J. Schloss


                                   /S/ EDWIN W. SCHLOSS
                                   ---------------------------------------
                                   Edwin W. Schloss



                                   WALTER & EDWIN SCHLOSS ASSOCIATES,
                                        L.P.
                                   By Schloss Management Company,
                                     General Partner


                                   By:/S/ WALTER J. SCHLOSS
                                      ------------------------------------
                                        Walter J. Schloss, General
                                          Partner




                                   By:/S/ EDWIN W. SCHLOSS
                                      ------------------------------------
                                        Edwin W. Schloss, General
                                          Partner





                               Page 8 of 8 Pages